Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-_____) and
The Higashi-Nippon Bank, Limited (File Number: 132-_____)
Dated November 14, 2014

November 14, 2014

“Regarding the Basic Agreement Concerning Consideration
of a Business Integration between
The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited”

Frequently Asked Questions and Answers
(Combined BOY and HNB Version)

A.	Purpose and Background of the Business Integration

Question		Answer
1.	What is the background of the consideration of the business integration?
Both banks came to recognize that despite both being based in the Metropolitan area, they were not competing much against each other in their sales areas and customer bases, etc., and that they would be able to boost their earnings capacity and improve their corporate value by establishing a collaborative relationship based on the strengths and uniqueness of both banks.  Accordingly, The Bank of Yokohama, Ltd. (“BOY”) and The Higashi-Nippon Bank, Limited (“HNB”) resolved to proceed with discussion and consideration of a business integration through the establishment of a holding company.

2.	What is the purpose of the business integration?
By maintaining close relationships with customers, which is their “mission as regional financial institutions,” the two banks aim to provide high-quality service to their customers and obtain the trust of customers in the region.

3.	Why did the banks choose to conduct a joint share transfer instead of a merger?
Both banks decided to consider a business integration through the establishment of a holding company by way of a joint share transfer, which would enable the banks to proceed with the integration swiftly and smoothly while maintaining their respective character, in order to maximize employment of the effects of integration based on the strengths and uniqueness of both banks and to promptly achieve synergistic effects, including improved earnings capacity and capital efficiency.

4.	What are the benefits of the business integration?	(1)
With respect to corporate customers, the two banks aim to expand the foundation of their retail business, including their corporate transactions, by capitalizing on HNB’s customer base and branch network and integrating BOY’s “know-how” on corporate customers, including business matching and support for overseas expansion.  Furthermore, BOY will be able to provide more financing, while allowing it to diversify risk through collaboration, and consequently, the two banks will become able to engage in large redevelopment projects and large syndicated loans.

(2)
With respect to individual customers, the two banks aim to further increase their presence in the growing Tokyo market by providing HNB’s customer base with BOY’s consulting services for affluent customers, including apartment loans and trust related services.

		(3)	The two banks aim to reduce costs, etc. by utilizing BOY’s “know-how” on low-cost operations, which is one of BOY’s strengths.

B.	Outline of Business Integration

Question		Answer
1.	What is the method of business integration?	The two banks intend to conduct a business integration through the establishment of a holding company by way of a joint share transfer.
2.	What is the schedule going forward?
The two banks will be required to address matters relating to U.S. securities law because of the number of shareholders who reside in the United States.  In light of this, the current schedule is anticipated to be as follows:

		September 2015 (scheduled):	Execution of a definitive agreement concerning the business integration, pursuant to resolutions adopted at the board of directors’ meetings of BOY and HNB
		December 2015 (scheduled):	Extraordinary shareholders’ meetings of BOY and HNB
		April 2016 (scheduled):	Establishment of the holding company (effective date) and listing

C.	Organizational Structure Following the Business Integration

Question		Answer
1.	What will be the management philosophy and role of the holding company?
The holding company is intended to play a leading role in order to maximize employment of the effects of integration based on the strengths and uniqueness of the two banks, and it will aim to improve earnings capacity and corporate value through the business integration.

2.	What will be the role of the operating companies (i.e., each bank) following the business integration?
The two banks intend to operate their businesses by promoting collaboration and leveraging their respective strengths under the leadership of the holding company and aim towards achieving earnings growth by strategically opening new branch locations in regions where each bank has a strong presence.

3.	What will be the name of the holding company?	Specifics are to be determined after discussion between the two banks.
4.	What is the expected management team?	Specifics are to be determined after discussion between the two banks.
5.	Where will the head office of the holding company be located?	The head office is expected to be located in Tokyo, although the specific location is to be determined after discussion between the two banks.
6.	How will the respective brands of each bank be treated following the business integration?	Because both banks will continue to exist under the holding company following the business integration, there will be no change in the respective brands and names, etc. of each bank.
7.	Following the business integration, are there any plans for other banks to become subsidiaries of the holding company?
While there are no specific plans currently, the holding company will be a financial group that is open to other regional banks that share its management strategy.

The two banks view the following three requirements as being critical in considering any business integration or reorganization:

<Reference> Three requirements for a business integration or reorganization
(1) Maintaining regional financial institutions’ strength of being able to maintain close relationships with local customers;
(2) Efforts are made to improve the quality of service to customers, leading to the realization of top line growth and improvement in capital efficiency; and
(3) The support of each bank’s respective stakeholders.
8.	How will account holders’ deposits be treated?	Account holders’ deposits will not be affected by the business integration. No changes in branch names and account numbers are currently expected.

Question		Answer
9.	If one has deposits with both banks, will the amount insured under the deposit insurance system be 10 million yen or 20 million yen?
Because both banks will continue to exist under the holding company following the business integration, the maximum amount insured under the deposit insurance system for each account holder will be principal of 10 million yen plus interest, etc. through the date of bankruptcy.
With respect to deposits for settlement (i.e., deposits that meet the following three requirements: (i) settlement services can be provided, (ii) account holders can request a withdrawal of their deposits at any time, and (iii) the account bears no interest), including “current accounts” and “non-interest bearing savings accounts,” full amount will be insured.

10.	If one has dealings with both banks, will customer information be managed properly between the two banks?	Each bank will continue to manage information properly and carefully as it did prior to the business integration.
11.	What are the target levels of net business profit, equity ratio, loans and deposits? Is there any metric that you consider to be important?	This is to be determined after discussion between the two banks.
12.	Are there any specific plans regarding business activities in each of the Tokyo area and the Kanagawa area?
The two banks intend to strategically establish new branches in regions where each bank has a strong presence, such as central Tokyo, particularly along the Yamanote Line, for HNB and Tokyo’s Jonan, Josai and Tama areas for BOY.

Furthermore, the two banks intend to streamline operations and reduce costs through the conversion of branches to satellite branches and the consolidation of overlapping branches, etc.

D.	Matters related to Stock

Question		Answer
1.	How will the share transfer ratio be determined?
The share transfer ratio will be determined after discussion between the two banks, taking into account such factors as the results of due diligence to be conducted and the results of third party valuation of stock.

2.	When will the share transfer ratio be determined?	The share transfer ratio is expected to be determined at the time the definitive agreement concerning the business integration is executed, which is expected to occur around September 2015.
3.	How will the shares currently held be treated?
The two banks currently intend to conduct the business integration through the establishment of a holding company by way of a joint share transfer.  Following the establishment of the holding company, each of the two banks is expected to become a wholly-owned subsidiary of the holding company.

As a result, each of the two banks will be delisted and the holding company is expected to become listed (technical listing).
The respective shareholders of each of the two banks will be allocated shares of the holding company pursuant to the share transfer ratio to be determined. Such shares will continue to be traded on a stock exchange.
		(Note)	In the event a listed company becomes a wholly-owned subsidiary of a private company through a share exchange or share transfer, or is dissolved through a merger with a private company, the “technical listing” system permits the shares of such private company to be promptly listed, subject to confirmation of compliance with the liquidity standards, etc. as set forth in the delisting standards.
4.	In connection with the share transfer, will there be any changes in the methods, etc. relating to shareholder returns?	This is to be determined after discussion between the two banks.
5.	How will the legacy shareholder special benefit program be treated?
Taking into account the fact that HNB has a shareholder special benefit program in place, specifics are to be determined after discussion between the two banks.

<Reference>  HNB’s existing shareholder special benefit program

		1.	Eligible shareholders Shareholders who own 1,000 shares or more of HNB’s stock as of the record date
		2.	Eligible type of deposit One-year Super Time Deposit
		3.	Amount of deposit 100,000 yen or more and 1 million yen or less
		4.	Applicable interest rate Interest rate on display at branch (at the time of deposit) + 0.5%

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Bank of Yokohama, Ltd. Corporate Planning Department, Public Relations and CSR Office	Tel: 045-225-1141
The Higashi-Nippon Bank, Limited Corporate Planning Department, Public Relations Office	Tel: 03-3273-4073

Cautionary Statement Regarding Forward-Looking Statements
This FAQ contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination.  These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

•	failure of the parties to agree on the terms of the business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws, accounting standards, or the business environment that are relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.